Filed by: NBC Capital Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SunCoast Bancorp Inc.

Commission File No: 0-26231

Contact: Richard T. Haston	For Immediate Release
662-324-4258

NBC CAPITAL CORPORATION SIGNS DEFINITIVE AGREEMENT

TO ACQUIRE SUNCOAST BANCORP, INC. OF SARASOTA, FL

STARKVILLE, Miss. — (March 16, 2006) — NBC Capital Corporation (“NBC”) (AMEX: NBY), the parent company of Cadence Bank, N.A., announced today that it signed a definitive agreement to acquire SunCoast Bancorp, Inc., (OTCBB: SUNB) the holding company for SunCoast Bank, a commercial bank operating two financial centers in Sarasota County, Florida and one in Manatee County, Florida. The acquisition is valued at approximately $34.8 million and is based on a purchase price of $20.50 per share of SunCoast Common stock, of which 45% will be paid in cash and 55% will be paid in shares of NBC’s Common Stock. The boards of directors of both NBC and SunCoast have approved the acquisition, which is subject to regulatory and SunCoast shareholder approval and is expected to close early in the third quarter of 2006.

“SunCoast will be NBC’s first entry into Florida and will provide a solid base for future expansion,” stated Lewis F. Mallory, Jr., chairman and chief executive officer of NBC Capital Corporation. “SunCoast has a strong growth record, excellent management team and a quality asset base. We expect the acquisition to be accretive to NBC’s cash earnings per share in 2007.*”

“SunCoast provides our Company with a great opportunity to build our loan portfolio in the fast-growing Gulf Coast markets in West Florida,” continued Mallory. “We expect to integrate SunCoast as part of our Cadence network of banks, allowing us to leverage our capital and operational infrastructure to build long-term shareholder value for NBC.”

Commenting on the announcement, John T. Stafford, president and chief executive officer of SunCoast Bancorp, said, “We believe the combination of SunCoast and NBC will create

NBY Signs Definitive Agreement to Acquire SunCoast Bancorp

March 16, 2006

a much stronger competitor in our market and provide SunCoast with the capital and resources to enhance our growth plans. This in turn will increase our ability to serve our customers, contribute to our communities and add value for our shareholders. We look forward to this new affiliation and believe it will be beneficial to all parties.”

Under terms of the agreement, SunCoast Bank will change its name to Cadence Bank following the closing. SunCoast will retain its senior management team and local Board of Directors with John Stafford remaining as President and Chief Executive Officer. Upon closing of the transaction, SunCoast Bancorp, Inc. will become a wholly owned subsidiary of NBC Capital Corporation.

*Use of Non-GAAP Financial Measures

Cash earnings per share is defined as GAAP earnings per share less amortization of acquisition related expenses, including amortization of deposit premium and write-up of fixed assets. NBC estimates that amortization related expenses for 2006 will total approximately $104,000, or $0.01 per share. NBC anticipates the core deposit premium will be written off over approximately seven years using accelerated depreciation. NBC presents cash earnings per share because its management uses the measure to evaluate the company’s performance and to allocate resources. In addition, NBC believes cash earnings per share is a measure of performance used by some investment banks, investors, analysts and others to make informed investment decisions. Cash earnings per share is an indicator of cash generated to service debt and fund capital expenditures. Cash earnings per share is not a measure of financial performance under generally accepted accounting principles and should not be considered as a substitute for or superior to other measures of financial performance reported in accordance with GAAP. Cash earnings per share presented herein may not be comparable to similarly titled measures reported by other companies.

Forward-Looking Statements

This press release contains statements that are forward-looking as defined within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided to assist in the understanding of anticipated future financial results. However, such forward-looking statements involve risks and uncertainties (including uncertainties relating to interest rates, management and operation of acquired operations and general market risks) that may cause actual results to differ materially from those in such statements.

NBY Signs Definitive Agreement to Acquire SunCoast Bancorp

March 16, 2006

Other Information

This news release shall not constitute an offer to sell or the solicitation of any offer to buy any securities.

NBC will file a registration statement, including a proxy statement addressed to SunCoast Bancorp’s shareholders and a prospectus for the NBC stock to be offered in the merger, with the SEC. A definitive proxy statement will be sent to SunCoast Bancorp’s shareholders seeking their approval of the plan. Investors and shareholders are urged to read the registration statement carefully when it becomes available, because it will contain important information about the merger. Investors and shareholders may obtain a free copy of the registration statement, when it becomes available, and other documents filed with, or furnished to, the SEC by NBC at the SEC’s website at http://www.sec.gov. Copies of the registration statement and other documents filed by NBC with the SEC may also be obtained for free from NBC by directing a written request to NBC Capital Corporation, P.O. Box 1187, Starkville, MS 29760: attn: Richard T. Haston.

About NBC Capital Corporation

NBC Capital Corporation is a financial holding company providing full financial services, including banking, trust services, mortgage services, insurance and investment products in Mississippi, Tennessee and Alabama. NBC’s stock is listed on the American Stock Exchange under the ticker symbol of NBY.

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